

September 8, 2022

Semiramis Paliou
Director and Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Shipping Inc.**
> **Registration Statement on Form F-3**
> **Filed August 19, 2022**
> **File No. 333-266999**

Dear Mr. Paliou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Exhibits

1. We note your disclosure that on August 10, 2022, you entered into an agreement with Sea Trade Holdings Inc. to acquire nine dry bulk vessels for an aggregate purchase price of $330 million, consisting of $220 million in cash and an aggregate of 18,487,395 of your common shares underlying warrants that you issued to Sea Trade on August 17, 2022 and are exercisable upon the delivery of the vessels. We also note you disclose this registration statement is being filed to register the resale of the shares underlying these warrants pursuant to a registration rights agreement you also entered into with Sea Trade. Please file the registration rights agreement, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward S. Horton, Esq.